                                                Filed pursuant to Rule 424(b)(3)
                                                  Registration No. 333-51358



                            [LOGO OF VOXWARE, INC.]


                       1,025,000 Shares of Common Stock

     The stockholders of Voxware listed in this prospectus are offering and selling an aggregate of 1,025,000 shares of our common stock. Of those shares, 375,000 are issuable upon the exercise of warrants. These selling stockholders obtained their shares of common stock and warrants from us in connection with our acquisition of certain assets of InRoad, Inc. in a private transaction in February 2000.

     The shares of our common stock may be offered and sold from time to time by stockholders of Voxware, as described in this prospectus. The selling stockholders will receive all of the proceeds from the sale of the shares. The selling stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of the shares other than the exercise price payable to us upon the exercise of the warrants.


     Our common stock trades on The Nasdaq National Market under the ticker symbol "VOXW." On January 2, 2001, the last reported sale price of our common stock was $0.9688 per share.

     The selling stockholders may offer the shares of common stock through public or private transactions, on or off the United States exchanges, at prevailing market prices or at privately negotiated prices.

     Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4 for a discussion of certain factors that you should consider before you invest in any of the common stock being offered with this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


             The date of this Prospectus is January 4, 2001.

                               TABLE OF CONTENTS

About This Prospectus..................................................... .   1
Voxware, Inc................................................................   2
Risk Factors................................................................   4
Special Note Regarding Forward Looking Statements...........................  11
Use of Proceeds.............................................................  11
Recent Developments.........................................................  11
Selling Stockholders........................................................  19
Plan of Distribution........................................................  20
Legal Matters...............................................................  20
Experts.....................................................................  20
Where You Can Find More Information.........................................  20

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                             ABOUT THIS PROSPECTUS

     This prospectus is a part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission to register 1,025,000 shares of our common stock on behalf of the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our common stock. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to the copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.

                                 VOXWARE, INC.

     Voxware was formed in 1993. We design, develop, market and sell voice-based products for the logistics, distribution and package sorting industries. Our primary product is called VoiceLogistics, which we introduced in April 2000. VoiceLogistics is a wireless, web-based interactive device that takes in and recognizes spoken information and conveys the spoken information to a computer information system. We currently offer VoiceLogistics in different versions with numerous features. The purpose of our voice-based systems is to provide large companies, which operate warehouses and distribution centers, a more efficient way for their workers to perform a wide variety of logistics tasks and enable them to enter information into the warehouse management system. Prior to our introduction of VoiceLogistics, we sold older generation speech recognition products.

     VoiceLogistics is designed primarily to be used by workers performing such routine logistics tasks as order fulfillment, known as picking, receiving, returns processing, cycle counting, cross-docking and order entry. These workers can speak and hear voice instructions through a headset that connects into the VoiceLogistics device. This enables them to enter information related to the task they are performing into the warehouse management system as they perform the task. Without the need to use paper forms or hand-held scanners and other devices, the workers can freely use both hands to complete their tasks. We believe that this enables workers to perform their tasks faster and more accurately, as well as more efficiently and safely than with alternative methods.

     Our products are designed specifically for use in warehouses, distribution centers and other industrial settings. Therefore, the VoiceLogistics products are not highly sensitive to noise typically found in industrial environments, and accurately take in and translate the spoken information regardless of the presence of operating machinery, personnel, conveyer belts and other sources of random and non-random noise.

     VoiceLogistics consists of software and hardware that is designed to work with standard computer operating systems and programs which are used in warehouse management. Our products operate with wireless networking, and web and speech technology to provide a mobile, networked interface between the warehouse management system, workers and management. VoiceLogistics is unique in the industry today because we believe it is the first web-optimized speech recognition system deployed in an industrial application that delivers a networked interactive voice interface to computer systems.

     VoiceLogistics is designed for use in most major industry sectors, including consumer goods manufacturers, consumer packaged goods, direct to consumer, food and grocery, retail, third-party logistics providers and wholesale distribution. In addition, our older products continue to be deployed in package handling, mail sorting, manufacturing, inspection and military combat applications.

     We generate revenues primarily from product sales, licenses of our technology, and development services. Product sales consist of our VoiceLogistics product suite described above, stationary voice-based devices primarily used for warehouse receiving and package sorting applications, and accessories that complement our products. Accessories include microphones, headsets and computer hardware. Development services consist of providing technical assistance to customers in the custom design of their systems. License fees are generally derived from licensing our voice-based software applications.

     Our products are primarily targeted to be sold directly to large customers with annual revenues in excess of $100 million. However, we also expect to utilize other third parties such as consultants, value-added resellers, and system integrators to also sell and/or assist us in selling our products to these types of large customers. To date, we have signed agreements with several of these third-party resellers. We expect our revenues from these third parties to grow in the future as a percentage of our total revenue.

     Until February 1999, our business was developing and licensing software for speech compression to be used in multimedia Websites, Internet telephony and consumer devices. In February 1999, we acquired the assets and technology on which VoiceLogistics is based from Verbex Voice Systems. We have since largely ceased our prior speech compression technology business, and in September 1999 we sold substantially all of the assets related to that business. We still, however, continue to receive fees from the licensing of our speech compression technologies to customers in the multimedia and customer devices markets.

     Our executive offices are located at 168 Franklin Corner Road, Lawrenceville, New Jersey 08648, and our telephone number is (609) 514-4100.

                                 RISK FACTORS

     Before you invest in our common stock, you should carefully consider the following factors and cautionary statements, as well as the other information set forth herein. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our common stock could decline, and you could lose a substantial portion of the money you paid to buy our common stock.

     If we continue to incur operating losses, we may be unable to continue our operations.

     We have incurred losses since we started our company in August 1993. As of September 30, 2000, we had an accumulated deficit of $26,794,000. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. We incurred net losses of approximately $2,867,000 in fiscal 1996, $6,859,000 in fiscal 1997, $4,894,000 in fiscal 1998,
$4,286,000 in fiscal 1999 and $2,245,000 in fiscal 2000. In addition, we expect to continue to incur net losses in at least the near term quarters. Our future profitability depends on our ability to obtain significant customers for our products, to respond to competition, to introduce new and enhanced products and to successfully market and support our products. We cannot assure you that we will achieve or sustain significant sales or profitability in the future.

     If we are unable to raise additional capital in the future, we will be unable to continue our product development, marketing and business generally.

     In the future, we will need to raise substantial additional capital to fund operations, including product development and marketing. Funding from any source may not be available when needed or on favorable terms. If we cannot raise adequate funds to satisfy our capital requirements, we may have to limit, delay, scale-back or eliminate product development programs or marketing or other activities. We might be forced to sell or license our technologies. Any of these actions might harm our business. We cannot assure you that any additional financing will be available or, if available, that the financing will be on terms favorable to us. If financing is obtained, the financing may be dilutive to our current stockholders.

     If our speech recognition products are not adopted for use in our target markets, it will be difficult for us to generate revenues and profits.

     The speech industry is relatively new and rapidly evolving. Accordingly, it is difficult to accurately predict demand and market acceptance for our recently introduced products. The speech industry currently has a limited number of proven products and popular perceptions about the use of speech recognition products (including reliability, cost, ease-of-use and quality) may impact the growth of the market for such products. While we believe that speech recognition technology offers significant advantages over competing products for a broad range of warehouse and industrial applications, we cannot assure you that the market for voice-based products will grow significantly or that our products will become widely accepted. Therefore, it is difficult to predict the size and future growth rate, if any, of this market. If the market for our products does not develop or if our new products do not achieve market acceptance, our future financial results will be adversely affected.

     If our VoiceLogistics family of products is not successful in the market, we will not be able to generate substantial revenues or achieve profitability.

     Our success is substantially dependent on the success of our VoiceLogistics family of products. Sales of our older generation voice-based products accounted for approximately 28%, 47% and 44% of our net revenue for the fiscal years ended 1999 and 2000, and for the three months ended September 30, 2000, respectively. In addition, 72% and 53% of our net revenues in fiscal 1999 and 2000 respectively, and 56% of our net revenue for the three months ended September 30, 2000 were licensing revenues from our prior business of licensing speech compression technologies. Since we sold our speech compression business in September 1999, we expect our revenues from licensing speech compression technologies to decrease. If our VoiceLogistics products are accepted by the market, these products will account for a large percentage of our net revenue in the future. If our VoiceLogistics products are unsatisfactory, or if we are unable to generate significant demand for these products, or we fail to develop other significant products, our business will be materially and adversely affected.

     If we are unsuccessful in managing our recently acquired business, we will be unable to grow the business and generate revenues and profits.

     In February 1999, we acquired from Verbex the assets and technology relating to our business of selling speech recognition-based products for the warehousing and manufacturing markets and other industrial markets. In September 1999, we also sold the assets relating to our prior business of licensing speech coding and audio compression technologies. We therefore have very limited operating history and experience in our primary line of business. In particular, most of our senior management, including Dr. Bathsheba J. Malsheen, our President and Chief Executive Officer, have been operating the Verbex business only since February 1999. Accordingly, we cannot assure you that our management will be effective in operating our business in order to generate substantial revenues, or operating or net income.

     If we don't develop or acquire and introduce new and enhanced products on a timely basis, our products may be rendered obsolete.

     The markets for our speech recognition products and technologies are characterized by rapidly changing technology. The introduction of products by others based on new or more advanced technologies could render our products obsolete and unmarketable. Therefore, our ability to build on our existing technologies and products to develop and introduce new and enhanced products in a cost effective and timely manner will be a critical factor in our ability to grow and compete. We cannot assure you that we will develop new or enhanced products successfully and in a timely manner. Further, we cannot assure you that new or enhanced products will be accepted by the market. Our failure to develop new or enhanced products, including our failure to develop or acquire the technology necessary to do so, would have a material, adverse effect on our business.

     If our competitors introduce better or cheaper products, our products may not be profitable to sell or to continue to develop.

     The business in which we engage is highly competitive. Success is influenced by advances in technology, product improvements and new product introductions, as well as marketing and distribution capabilities, and price competition. Failure to keep pace with product and technological advances could adversely affect our competitive position and prospects for growth. Our products compete with those being offered by larger, traditional computer industry participants who have substantially greater financial, technical, marketing and manufacturing resources than us. We cannot assure you that we will be able to compete successfully against these competitors or that competitive pressures faced by us would not adversely affect our business or operating results.

     If we cannot integrate our speech recognition products with other components of customer systems, we may not be able to sell our products.

     Although state-of-the-art speech recognition technology is important to generating sales in our target markets, other components of a voice-based system are also necessary. Our products must be easily integrated with customers' asset management and information systems. The ability to incorporate speech recognition products into customers' systems quickly and without excessive cost or disruption will be a key factor in our success. We do not now possess all the necessary components for system integration. Acquisitions, joint ventures or other strategic relationships may be required for us to develop or obtain access to the necessary components to achieve market penetration. We cannot assure you that our efforts will be successful and, to the extent we are unsuccessful, our business may be materially, adversely affected.

     If our third-party partners do not effectively market and service our products, we will not generate significant revenues or profits from sales of our products.

     We expect to utilize third parties, such as consultants, value added resellers, or VARs, and system integrators, to sell and/or assist us in selling our products. To date, we have signed agreements with several of these third-party partners. We believe that the establishment of a network of third-party partners with extensive and specific knowledge of the various applications critical in the industrial market is important for us to succeed in that market. Some third-party partners also purchase products from us at a discount and incorporate them into application systems for various target markets, and/or consult us in the development of application systems for end users. For the foreseeable future, we may sell fewer products if we cannot attract and retain third-party partners to sell and service our products effectively and that provide timely and cost-effective customer support. An increasing number of companies compete for access to the types of partners we use. Our current arrangements with third-party partners generally may be terminated by either party at any time upon 30 days prior written notice. We cannot assure you that our partners will continue to purchase and re-sell our products or provide us with adequate levels of support. If our partner relationships are terminated or otherwise disrupted our operating performance and financial results will be adversely affected.

     If we cannot attract and retain management and other personnel with experience in the areas of our business focus, we will not be able to manage and grow our business.

     We have been developing and selling our speech recognition products and technologies only since February 1999. Since that time, we have been hiring personnel with skills and experience relevant to the development and sale of these products and technologies. If we cannot continue to hire such personnel and to retain any personnel hired, our ability to operate our business profitably will be materially adversely affected. Competition for qualified personnel is intense and we cannot assure you that we will be able to attract, assimilate or retain qualified personnel.

     If we cannot protect our proprietary rights and trade secrets or if we are found to be infringing on the patents and proprietary rights of others, our business would be substantially harmed.

     Our success depends in part on our ability to protect the proprietary nature of our products, preserve our trade secrets and operate without infringing the proprietary rights of others. If others obtain and copy our technology or others claim that we are making unauthorized use of their proprietary technology, we may get involved in lengthy and costly disputes to resolve questions of ownership of the technology. If we are found to be infringing on the proprietary rights of others, we could be required to seek licenses to use necessary technology. We cannot assure you that licenses of third-party patents or proprietary rights would be made available to us on acceptable terms, if at all. In addition, the laws of certain countries may not protect our intellectual property. To protect our proprietary rights, we seek patents and we enter into confidentiality agreements with our employees and consultants with respect to proprietary rights and unpatented trade secrets. We cannot assure you that patent applications in which we hold rights will result in the issuance of patents. We cannot assure you that any issued patents will provide significant protection for our technology and products. In addition, we cannot assure you that others will not independently develop competing technologies that are not covered by our patents. We cannot assure you that confidentiality agreements will provide adequate protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use or disclosures. Any unauthorized disclosure and use of our proprietary technology would have a material adverse effect on our business.

     The price of our common stock has been highly volatile due to factors that will continue to affect the price of our stock.


     Our common stock closed as high as $12.50 and as low as $0.594 per share between January 3, 2000 and January 2, 2001. Historically, the over-the-counter markets for securities such as our common stock have experienced extreme price fluctuations. Some of the factors leading to this volatility include:

          .    Fluctuations in our quarterly revenue and operating results;

          .    Announcements of product releases by us or our competitors;

          . Announcements of acquisitions and/or partnerships by us or our competitors; and

          . Increases in outstanding shares of common stock upon exercise or conversion of derivative securities.

     These factors may continue to affect the price of our common stock in the future.

     If the trading price of our common stock falls, our stockholders could experience substantial dilution as result of the terms of our series A preferred stock and a warrant issued in a private placement in August 2000.

     We issued 4,000 shares of our series A preferred stock and a common stock purchase warrant to Castle Creek Technology Partners LLC in a private placement on August 15, 2000. The number of shares of common stock issuable by us upon conversion of the series A preferred stock and exercise of the warrant can increase substantially in certain events. If these events were to occur, we would not receive any additional payment from the holders of the series A preferred stock and the warrant for the additional shares. Any increase in the number of shares of common stock issuable may result in a decrease in the value of the outstanding shares of common stock.

     The series A preferred stock is initially convertible into 1,322,314 shares of our common stock and the warrant is initially exercisable for 727,273 shares of our common stock. The number of shares of common stock which we must issue upon conversion of the series A preferred stock may increase substantially in the following events:

          . if the market prices of our common stock are generally lower during the 45 day period following the later of (i) 271 days after the effective date of a registration statement covering the resale of the shares of common stock and (ii) August 15, 2001, than the market price of our common stock as of August 15, 2000;

          . if we do not allow conversion of the shares of series A preferred stock or we fail to deliver a stock certificate for common stock within the required time periods after we receive notice of an intent to convert the series A preferred stock;

          . if we fail to maintain the effectiveness of our registration statement on Form S-3 declared effective on September 15, 2000 or adequately update such registration statement; and

         . if we issue securities at a price below the conversion price of the series A preferred stock, which is initially $3.025, or at prices below the prevailing market price at the time of issuance.

     The number of shares of common stock which we must issue upon exercise of the warrant may increase substantially in the following events:

          . if the market price of our common stock on November 15, 2001 is lower than the market price of our common stock as of August 15, 2000; and

          . if we issue securities at a price below the exercise price of the warrant, which is initially $3.4375, or at prices below prevailing market price at the time of issuance.

     The perceived risk of dilution or any actual dilution occasioned by series A preferred stock or the warrant may cause our stockholders to sell their shares, which would contribute to the downward movement in stock price of the common stock. In addition, the significant downward pressure on the trading price of the common stock could encourage investors to engage in short sales, which would further contribute to the downward spiraling price of the common stock.

     The perceived risk of dilution or any actual dilution occasioned by the conversion of series A preferred stock or the warrant could also make it difficult to obtain additional financing. New investors could either decline to make an investment in Voxware due to the potential negative effect of the dilution on a potential investment or require that their investment be on terms at least as favorable as the terms of the series A preferred stock and the warrant.

     Future sales of our common stock in the public market could adversely affect the price of our common stock.

     Sales of substantial amounts of our common stock in the public market that is not currently freely tradable, or even the potential for such sales, could impair the ability of our stockholders to recoup their investment or make a profit. As of December 4, 2000, these shares consist of:

          . approximately 128,718 shares of common stock owned by our executive officers and directors;

          . approximately 650,000 shares of common stock issued to a selling stockholder which may be sold under this prospectus;

          . up to 2,850,412 shares of common stock issuable upon conversion of the series A preferred stock (if certain adjustment events take place); and

          . approximately 1,115,273 shares issuable to warrant (if certain adjustment events take place) and option holders, including 375,000 shares issuable to the selling stockholders and which may be sold under this prospectus.

     If the holder of the series A preferred stock and the warrant elects to have the series A preferred stock and the warrant assumed by a potential acquirer of Voxware, the acquirer could be deterred from completing the acquisition.

     The series A preferred stock and the warrant permit the holder to elect to have their shares of series A preferred stock and the warrant remain outstanding after an acquisition of Voxware, and to have the acquirer assume all of our obligations to the holder. This could deter a potential acquirer from completing an acquisition of Voxware.

     Among our obligations which an acquirer might be forced to assume which would act as a deterrent are:

          . the price adjustment provisions which could have an adverse effect on the market value of the acquirer's outstanding securities;

          . the obligation to register the re-sale of the common stock issuable upon conversion of the series A preferred stock and the warrant which could result in the sale of a substantial number of shares in the market;

          .    the obligation to pay dividends on the series A preferred stock;

          . the obligation to pay the holders of series A preferred stock the amount invested plus accrued dividends before any other stockholder receives any payment if we are liquidated; and

          . the obligation to seek the consent of the holders of the series A preferred stock before we can issue securities which have senior or equal rights as the series A preferred stock, sell all or substantially all of our assets, or take other actions with respect to the series A preferred stock or securities which have less rights than the series A preferred stock.

     If our common stock is removed from a national stock exchange, the marketability of our common stock will be decreased substantially.


     Our common stock is currently traded on the National Market segment of The Nasdaq Stock Market. On November 28, 2000, we received a letter from Nasdaq notifying us that our net tangible assets had fallen below the minimum net tangible asset requirement for continued listing on the Nasdaq National Market. We submitted a plan to achieve and sustain compliance with all Nasdaq
National Market listing requirements, but we cannot ensure that the Nasdaq staff will accept our plan and allow us to continue to be listed on the Nasdaq National Market. We are currently awaiting a response from Nadsaq with respect to our compliance plan. If we are delisted from the Nasdaq National Market, we intend to apply for listing on the Nasdaq Small Cap Market. In addition, there can be no assurance that our common stock will maintain the minimum bid price and continue to be listed on Nasdaq.

     In addition, in order to maintain our Nasdaq listing, we are required to comply with Nasdaq's guidance on "future priced securities." The guidance relates to Nasdaq listing maintenance requirements that limit the number of shares of common stock. We believe that the series A preferred stock and the warrant to Castle Creek contain the required limits and do not violate these criteria. The requirements for continued listing on such market include, among other things, a requirement that our common stock maintain a minimum bid price of $1.00 per share. Our stock has traded at prices below $1.00 per share in the past. Any removal from a national stock exchange would have a material adverse effect on both the price and the liquidity of our common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains some "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that are based on the beliefs of our management, as well as assumptions made by and the information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in this prospectus.

        You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent circumstances, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

        We will not receive any proceeds from the sale of common stock by the selling stockholder. All of the net proceeds from the offer and sale of our common stock will go to the selling stockholders. We will receive the proceeds from the exercise of warrants by the selling stockholders, if any are exercised. The 375,000 warrants held by the selling stockholders entitle them to purchase shares of our common stock at a price of $3.08 per share. Therefore, if all of the warrants were to be exercised, the aggregate proceeds to us would be $1,155,000.

                              RECENT DEVELOPMENTS

        Appointment of Bruce Welty to the Board of Directors

        On December 21, 2000, we appointed Bruce E. Welty to our Board of Directors. Mr Welty is one of the co-founders of All-Points Systems, Inc., which delivers internationally, demand chain solutions for all aspects of fulfillment operations for net economy companies.

        Letter from Nasdaq Regarding Continued Listing on the Nasdaq National Market


        On November 28, 2000 we received a letter from Nasdaq notifying us that we may not meet the requirements for continued listing on the Nasdaq National Market because our net tangible assets fell below the $4,000,000 minimum requirement for continued listing. We are submitted a plan to sustain compliance on December 12, 2000. We are currently awaiting a response for Nasdaq with respect to our proposed compliance plan. If, after the conclusion of Nasdaq's review, its staff determines that our plan does not adequately address the requirements for continued listing, we may be delisted from the Nasdaq National Market. If we are delisted from the Nasdaq National Market, we intend to apply for listing on the Nasdaq SmallCap Market.

        Private Placement of Series A Preferred Stock and Warrant to Selling Stockholder

        On August 15, 2000, we completed a private placement pursuant to the terms and conditions of the Securities Purchase Agreement with Castle Creek Technology Partners, LLC.

In the private placement, we offered and sold 4,000 shares of our series A convertible preferred stock, having a stated value of $1,000 per share, and a warrant to purchase 727,273 shares of our common stock for an aggregate purchase price of $4 million. At the time of issuance, the shares of the series A preferred stock are convertible into shares of our common stock. The shares of the series A preferred stock and the warrant would have represented approximately 9.3% and 5.1%, respectively, of the then outstanding shares of our common stock if converted or exercised. The following is a summary of the material terms of the series A preferred stock and the warrant:

        Series A Preferred Stock

        We filed a certificate of designations, preferences and rights, as amended, for our series A preferred stock with the Delaware secretary of state on August 15, 2000. We issued all of the 4,000 shares of the series A preferred stock with a stated value of $1,000 per share, authorized under the certificate of designations to the selling stockholder. At present, other than the series A preferred stock, we have no intention to issue any additional shares of preferred stock.

        Dividends. The holder of the series A preferred stock is entitled to
        ---------
receive cumulative, non-compounded dividends on the shares of series A preferred stock held by such selling stockholder at the annual rate per share of 7% of the stated value of such shares, computed on the basis of a 360-day year of twelve 30-day months. Dividends shall be paid upon the sooner to occur of:

        . the conversion or redemption of the shares of series A preferred stock; or

        . the liquidation of Voxware.

Upon our liquidation or upon the redemption (as described below) of the shares of series A preferred stock, any accrued but undeclared dividends will be paid to the holder of the outstanding shares of series A preferred stock in cash.

        At the election of the holder of the series A preferred stock, dividends shall be paid in shares of common stock or in cash. Dividends paid in shares of common stock will be paid in full shares only.

        Conversion. The series A preferred stock is convertible into common
        ----------
stock so long as the conversion would not result in the holder being a beneficial owner of more than 4.99% (9.99% in the case of a mandatory conversion) of the outstanding shares of common stock. Additionally, at no time would the series A preferred stock be convertible into a number of shares of common stock which, when combined, with the number of shares issued or issuable upon the exercise of the warrant or the conversion of the series A preferred stock at an exercise or conversion price of less than $3.00 per share, would represent more than 19.99% of the outstanding shares of common stock on August 15, 2000 (2,850,413 shares of common stock, subject to equitable adjustments for stock splits, stock, dividends, reclassifications or similar events). Because of this limitation, we are not required to obtain stockholder approval under the rules and regulations of the National Association of Securities Dealers, Inc. for the issuance of the series A preferred stock, the warrant or the shares of common stock issuable upon the conversion or exercise thereof.

        Optional Conversion. Each holder of series A preferred stock, at its
        -------------------
option, may convert any or all of its shares of series A preferred stock into a number of fully paid and non-assessable shares of common stock determined, for each share of series A preferred stock to be converted, in accordance with the following formula:

        $1000 + accrued but unpaid dividends (if elected by the holder)
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                               Conversion Price

        The conversion price is initially equal to $3.025. The conversion price adjusts on and as of the first business day (for a 45 business day period) following August 15, 2001, to the lower of:

        . 100% of the average of the closing bid prices for the shares of our common stock on any five business days which constitute the lowest five business day average closing bid price of the common stock for any 10 consecutive business days during the 45 business day period, or

        . $3.025.

        Mandatory Conversion. Subject to the exchange cap described below and
        --------------------
assuming the following four conditions are met, we have the right to require the mandatory conversion of all of the shares of series A preferred stock. The four conditions are:

        . the resale of all of the common stock issuable upon conversion of the series A preferred stock must be covered by an effective registration statement for at least 60 consecutive business days prior to the notice of mandatory conversion to the holders and for a period of at least 60 consecutive business days prior to the effective time of the mandatory conversion that is no less than five business days and more than 10 business days prior to the date on which such mandatory conversion is to become effective;

        . the closing bid price of the common stock must be greater than $11.00 per share (subject to equitable adjustment for stock splits, stock dividends, reclassifications or similar events) for 10 consecutive business days immediately prior to the delivery of notice of mandatory conversion and for a period of 10 consecutive business days immediately prior to the effective time of the mandatory conversion that is no less than five business days and more than 10 business days prior to the date on which such mandatory conversion is to become effective;

        . the common stock must be listed for trading on The Nasdaq National
          Market or the New York Stock Exchange; and

        . we must not have been in violation of any of its material obligations under the agreements executed in connection with the private placement at the time of the mandatory conversion and for a period of six months prior to the mandatory conversion.

        Adjustments to Conversion Price; Certain Protections. In addition to the
        ----------------------------------------------------
conversion price adjustment referred to above, if we fail to:

        . allow conversion of shares of series A preferred stock, or

        . fail to deliver a stock certificate representing common stock to be issued to the holder within a period of days after notice of the holder's intent to convert, we will be required to pay such holder cash damages equal to the product of:

        (A) the stated value of the series A preferred stock to be converted times,

        (B) the number of days the conversion is delayed times,

        (C) $0.01.

In addition, if the conversion default continues, the conversion price adjusts downward at least 1% per day until we cure our failure to deliver the certificates or until the holder notifies us that it no longer wants to convert the series A preferred stock.

        The conversion price is also subject to adjustment on the occurrence of the following events:

        . Stock Splits, Dividends, Etc. If at any time on or after August 15,
          2000, the number of outstanding shares of common stock is changed by stock split, reverse stock split, stock dividend, combination, reclassification or other similar event, the conversion price will be proportionally adjusted.

        . Major Transactions. If we complete a merger or other similar transaction, or a sale of substantially all of its assets, the holder of the series A preferred stock will be entitled, at its option, to:

          . retain the series A preferred with all of its rights (subject to our redemption of the series A transaction at 115% of the stock with all of its rights preferred stock at the closing of stated value plus accrued (subject to our the dividends); or

          . receive transaction considerations, as if the holder had converted the shares as of the day prior to the announcement of the transaction.

        . Adjustment Due to Distribution. If we declare or makes any distribution of our assets (or rights to acquire our assets) to holders of any class of common stock as a partial liquidating dividend or a distribution, each holder of the series A preferred stock will be entitled to receive the amount of assets that each holder could have acquired if the holder had converted the series A preferred stock into shares of common stock on the day prior to the date on which a record is taken to determine which stockholders are entitled to a distribution, or if no such record is taken, the date as of which holders of common stock are determined to be entitled to a distribution.

        . Issuance of Common Stock at a Price Below Conversion Price. Except as stated above, if, at any time prior to August 15, 2001, we issue or sell any shares of common stock for no consideration or for a consideration per share less than the then current conversion price, then effective immediately upon such issuance, the conversion price will be adjusted to equal the consideration per share received in such issuance.

        . Issuance of Common Stock at a Price Below Market Price. Except as provided above, if, at any time, we issue or sell any shares of common stock for no consideration or for a consideration per share less than the then current market price or dilutive issuance, then effective immediately upon the issuance, the conversion price will be adjusted in accordance with the following formula:

          E' = (E) (O + P/M) / (CSDO)

          where:

               E'   = the adjusted conversion price E = the then current
                      conversion price;
               M    = the then current Market Price;
               O    = the number of shares of common stock outstanding
                      immediately prior to the issuance;
               P    = the aggregate consideration received by us upon such
                      issuance; and
               CSDO = the total number of shares of outstanding immediately after common stock deemed the issuance.

        Exchange Cap. Our obligation to issue common stock upon the conversion
        ------------
or otherwise, at a conversion price that is less than $3.00 per share, as adjusted, pursuant to the conversion of series A preferred stock (including without limitation a mandatory conversion) will be limited to the number of shares of common stock equal to:

        (A) 2,850,413 shares of common stock (as adjusted for stock splits, stock dividends, reclassifications or similar events) minus,

        (B) the sum of the shares of common stock previously issued upon the exercise of the warrant at an exercise price (as described below) that is less than $3.00 per share, as adjusted, plus,

        (C) the number of shares of common stock previously issued upon the conversion of series A preferred stock at a conversion price that is less than $3.00 per share, as adjusted.

No holder will be issued, upon conversion of such holder's shares of series A preferred stock at a conversion price that is less than $3.00, as adjusted, shares of common stock in an amount greater than such holder's pro rata portion of 2,850,413 shares of common stock.

        Redemption at Maturity. We must redeem all shares of series A preferred stock on February 15, 2003 for an amount per share equal to the stated value plus accrued dividends plus unpaid conversion default payments.

        Voting Rights. The holders of series A preferred stock have no voting
        -------------
rights. The consent of the holders of the series A preferred stock is required, however, to issue senior or pari passu securities or to sell substantially all of the assets of Voxware. As a result, the issuance of the newly created series A preferred stock with conversion rights may adversely affect the voting power of the holders of our common stock, including loss of voting control to others upon the conversion of the series A preferred stock into common stock.

        Warrant

        We also issued a four year warrant to the selling stockholder to purchase 727,273 shares of our common stock. The initial exercise price of the warrant is $3.4375 per share, representing 125% of the market price of the common stock on August 15, 2000.

        On November 15, 2001, the exercise price of the warrant will be reset to the lesser of $3.4375 and the market price of the common stock on such reset date. The exercise price of the warrant is also subject to anti-dilution adjustments in the same manner as the conversion price of the series A preferred stock described in the section entitled "Recent Development" Private Placement of Series A Preferred Stock and Warrant to Selling Stockholder; Series A Preferred Stock; Conversion; Adjustments to Conversion Price; Certain Protections" above.

        If we complete a merger or other similar transaction, or a sale of substantially all of its assets, and the common stock remains outstanding or our stockholders receive any common stock or substantially similar equity interest, the selling stockholder will be entitled, at its option, to:

        . retain the warrant with all of its rights to such common stock under the warrant; or

        . receive the greater of, at the selling stockholder's sole discretion, the:

          . transaction consideration, as if the selling stockholder had exercised the warrant as of the day prior to the announcement of the transaction; or

          . cash payment equal to the fair value of the warrant based on the exercise price in effect on the date of the transaction.

        We may not effect any such transaction unless prior to its consummation, the successor corporation (if not us) assumes by written instrument the obligations of the warrant and the obligations to deliver to the selling stockholder such shares of stock, securities, or assets as, in accordance with the provisions of the warrant.

        We may cause the mandatory exercise of all or part of the warrant after August 15, 2001, upon delivery of a mandatory exercise notice, if the following conditions are met:

        . the resale of all of the common stock issuable upon exercise of the warrant and conversion of the series A preferred stock has been registered by an effective registration statement for a period of at least:

          . 60 consecutive business days immediately prior to the date of delivery of the mandatory exercise notice; and

          . 60 consecutive business days immediately prior to the effective time of the mandatory exercise that is no less than five business days and more than 10 business days prior to the date on which such mandatory exercise is to become effective,

          . the closing bid price of the common stock was greater than $25.00 per share for a period of at least the:

          . 10 consecutive business days prior to the date of delivery of the mandatory exercise notice; and

          .    10 day period prior to the date of mandatory exercise,

        . the common stock is listed on The Nasdaq National Market or the New
          York Stock Exchange, and

        . we are not on the date of delivery of mandatory exercise notice or at the effective time of mandatory exercise (and have not been for the six consecutive months prior to the date of delivery of the mandatory exercise notice or the six consecutive months immediately prior to the date of mandatory exercise) been in violation of any material obligations under the operative agreements executed in connection with the private placement.

        The warrant is not exercisable by the selling stockholder or subject to the mandatory exercise if such exercise would make the selling stockholder the beneficial holder of more than 4.99% (9.99% in the case of a mandatory exercise by us) of our total outstanding common stock.

        Registration Rights

        We entered into a registration rights agreement with the selling stockholder on August 15, 2000. We filed a registration statement covering the resale of all of the shares of common stock issuable upon full conversion of the series A preferred stock and full exercise of the warrant purchased and sold under the private placement. This registration statement was declared effective on September 15, 2000. We are required to keep registered, pursuant to an effective registration statement, at least 175% of the aggregate number of shares of our common stock, issued or issuable upon conversion of the series A preferred stock and exercise of the warrant, without regard to any limitation on any conversion or exercise. In the event the number of shares available under the registration statement is, at any time, insufficient to cover the 175% requirement, we must amend, if permissible, the registration statement, or file a new registration statement (on the short form available therefor, if applicable), or both, so as to cover 200% of the aggregate number of shares of our common stock issued or issuable upon such exercise or conversion (in each case, without giving effect to any limitation on conversion or exercise set forth above), in each case, as soon as practicable, but in any event within five days of the failure to meet the 175% requirement.

        If sales of all the shares of common stock covered by the registration statement cannot be made pursuant to such registration statement by:

        . reason of a stop order;

        . our failure to update the registration statement;

        . the failure of any post-effective amendment to be declared effective;
          or

        . any other reason outside the control of the selling stockholders,

then we are required to make payments to the selling stockholder in such amounts and at such times as partial relief for the damages to the selling stockholder by reason of any such delay in or reduction of their ability to sell the common stock covered by the registration statement.

        In the event of a registration suspension, we will pay to the selling stockholder an amount equal to the product of:

        (A) the multiplier times,

        (B) the funded amount times,

        (C) the number of months (prorated per day for partial months),

from (x) the date on which sales of all the common stock first cannot be made to
(y) the date on which sales of all such common stock can again be made.

        For any given date, the multiplier is:

        . during the first 30 days following the filing deadline, additional filing deadline and/or the registration deadline, as applicable, during which there is a registration failure or registration suspension, 1%,

        . during the second 30 days following the applicable registration failure, 1 1/2%, and

        . after the 60th day of a registration failure or registration suspension, 2%.

        With respect to any given registration statement, the funded amount is the aggregate purchase price of the series A preferred stock and the warrant relating to the common stock registered (or to be registered) on such registration statement.

        Payments shall be made within five days after the end of each period that gives rise to such obligation, provided that, if any such period extends for more than 30 days, payments will be made for each such 30 day period within five days after the end of such 30 day period.

                             SELLING STOCKHOLDERS

        The following table sets forth the common stock ownership of the selling stockholders as of December __, 2000, as adjusted to reflect the sale of the common stock in this offering. Except as set forth below, the selling stockholder have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

        Pursuant to the terms of a Stock Restriction and Registration Rights Agreement that we entered into with the selling stockholders, we must register these shares by January 4, 2001.

        The following table sets forth the aggregate number of shares of common stock beneficially owned by the selling stockholders as of December 4, 2000 and the percentage of all shares of common stock held by such selling stockholder prior to and after giving effect to the offering based on 14,411,288 shares of common stock outstanding as of December 4, 2000.

----------------------------------------------------------------------------------------------
Name of Selling     Shares of Common         Number of shares              Shares of Common
Stockholder         Stock owned              of Common Stock offered       Stock owned
                    beneficially before      under this registration       beneficially after
                    offering (1)             statement                     offering (2)
----------------------------------------------------------------------------------------------
InRoad, Inc.        975,000                  975,000                       0

----------------------------------------------------------------------------------------------
Stratos Product      50,000                   50,000                       0
Development, LLC
----------------------------------------------------------------------------------------------

(1) Includes 650,000 shares of our Common Stock owned by InRoad, 325,000 shares of common stock issuable upon the exercise of the warrant issued to InRoad and 50,000 shares of common stock issuable upon the exercise of the warrant issued to Stratos.

(2) The selling stockholders may offer and sell, all or a part, of the common stock pursuant to this prospectus, no estimates can be made as to the amount of shares of common stock that will be held by the selling stockholders after the completion of this offering.

               As part of the transaction, we retained Stratos to reengineer our wireless portable device to address key human factors, performance, and reliability issues. We chose Stratos as a development partner because they are highly skilled and experienced in helping companies quickly bring creative new products to market using unique and original hardware platforms.

                             PLAN OF DISTRIBUTION

        The selling stockholders named herein (or plegees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership, distribution or other non-sale-related transfer after the date of this prospectus) may offer their shares at various times in one or more transactions on the Nasdaq National Market, the Nasdaq SmallCap Market or such other securities exchange on which the shares are listed, in special offerings, exchange distributions, secondary distributions, negotiated transactions, or in a combination of such. They may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from the purchasers of shares for whom they acted as agents. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with the sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

                                 LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus have been passed upon for us by Fulbright & Jaworski L.L.P., New York, New York.

                                    EXPERTS

        The audited consolidated financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934. Therefore, we file reports, proxy statements and other information with the SEC. You can read and copy all of our filings at the SEC's public reference facilities in Washington, D.C., New York, New York and Chicago, Illinois. You may obtain information on the operation of the

SEC's public reference facilities by calling the SEC at 1-800-SEC-0300. You can also read and copy all of our filings at the offices of the Nasdaq Stock Market, 1735 K Street N.W., Washington, D.C. 20006. Our common stock is traded on The Nasdaq National Market under the symbol "VOXW." You may also obtain our SEC filings from the SEC's Web site on the Internet that is located at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" much of the information we file with them (File No. 0-021403), which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference is considered to be part of this prospectus. Because we are incorporating by reference our future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some or all of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholder sells all their shares of common stock:

        . our annual report on Form 10-K for the fiscal year ended June 30, 2000, filed on August 31, 2000;

        . our quarterly report on Form 10-Q for the quarter ended September 30, 2000, filed on November 14, 2000;

        . our current reports on Form 8-K filed on October 6, 1999, August 11,
          2000 and August 16, 2000;

        . our proxy statement, filed on April 20, 2000; and

        . our registration statement on Form 8-A, filed on September 20, 1996.

        The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at

                                 Voxware, Inc.
                           Lawrenceville Office Park
                                 P.O. Box 5363
                       Princeton, New Jersey 08543-5363
                                (609) 514-4100

        You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.